Exhibit 2.2
October 20, 2010
Jerry E. Polis, Manager
Triple LATS LLC
980 American Pacific Drive
Suite 111
Henderson, NV 89014
Dear Jerry,
The letter agreement dated October 13, 2010 relating to the sale of 3 parcels of vacant land in Nevada by ASI Land Holdings, Inc. to Triple LATS, LLC indicated monthly payment of $150,000. This letter is to confirm that you have agreed to accelerate the payment schedule.
ASI Land Holdings will pay Triple LATS, LLC a one time factoring fee of 2% for each payment made at least 20 days in advance of the original schedule defined in the September 30 letter. As the payment milestones are reached, the land will be released from escrow, and the related warrants will also be issued.
Best Regards,
Melissa A. Seeger, CPA
Treasurer